Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Net income	$432,907	$495,669	$1,062,902	$916,882

Preferred Stock dividend requirements	(28,810)	-	(113,512)	(39,457)

Net income attributable to common stockholders	$404,097	$495,669	$949,390	$877,425

Basic weighted average number of common shares outstanding	19,526,135	17,709,088	18,543,256	17,665,812

Preferred Stock Common Share Equivalents	-	1,871,160	-	1,236,160

Dilutive Stock Options outstanding for the Period	205,513	132,345	210,007	174,865

Dilutive Warrants outstanding for the Period	270,255	377,774	256,041	413,019

Diluted Weighted average number of common and equivalent shares outstanding	20,001,903	20,090,367	19,009,304	19,489,855

Basic Net income per common share	$0.02	$0.03	$0.06	$0.05

Diluted Net income per common share	$0.02	$0.02	$0.05	$0.05